Exhibit 99.1

Futu Announces Third Quarter 2022 Unaudited Financial Results

HONG KONG, November 21, 2022 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Operational Highlights

•	Total number of paying clients[1] increased 23.8% year-over-year to 1,444,955 as of September 30, 2022.

•	Total number of registered clients[2] increased 21.4% year-over-year to 3,132,800 as of September 30, 2022.

•	Total number of users[3] increased 15.6 % year-over-year to 19.2 million as of September 30, 2022.

•	Total client assets declined 12.8% year-over-year to HK$369.6 billion as of September 30, 2022.

•	Daily average client assets were HK$416.5 billion in the third quarter of 2022, a decrease of 6.2% from the same period in 2021.

•	Total trading volume in the third quarter of 2022 declined 19.7% year-over-year to HK$1.1 trillion, in which trading volume for U.S. stocks was HK$752.0 billion, trading volume for Hong Kong stocks was HK$303.6 billion, and trading volume for stocks under the Stock Connect was HK$26.2 billion.

•	Daily average revenue trades (DARTs)[4] in the third quarter of 2022 declined 22.3% year-over-year to 448,309.

•	Margin financing and securities lending balance declined 6.5% year-over-year to HK$29.6 billion as of September 30, 2022.

Third Quarter 2022 Financial Highlights

•	Total revenues increased 12.4% year-over-year to HK$1,945.6 million (US$247.9 million).

•	Total gross profit increased 18.0% year-over-year to HK$1,727.5 million (US$220.1 million).

•	Net income increased 22.7% year-over-year to HK$754.6 million (US$96.1 million).

•	Non-GAAP adjusted net income[5] increased 24.8% year-over-year to HK$806.1 million (US$102.7 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “Total paying clients grew by 58 thousand to 1.44 million, representing a 23.8% year-over-year growth. New paying clients in Singapore increased by about one-third sequentially as we launched online and offline marketing campaigns around low-risk mutual fund products and expanded client acquisition channels. Paying client growth in the U.S. remained robust as we iterated on online marketing and deepened our collaboration with KOLs. Client acquisition decelerated in Hong Kong due to sluggish equity market performance and limited traction of our promotion of silver bond. Although client growth trended down sequentially, we are encouraged to see that our paying clients were sticky as ever – quarterly paying client retention rate remained above 98% across all markets.”

1 The number of paying clients refers to the number of clients with assets in their trading accounts with Futu.

2 The number of registered clients refers to the number of users who open one or more trading accounts with Futu.

3 The number of users refers to the number of user accounts registered with Futu.

4 The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.

5 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

“Total client assets declined 12.8% year-over-year and 14.7% quarter-over-quarter to HK$369.6 billion. The sequential decline was mainly due to lower market valuation on clients’ stock holdings, partially offset by strong net asset inflow despite market volatility. In Singapore, total client assets increased by 11% quarter-over-quarter, attributable to asset inflow across cohorts and higher-quality new clients. Margin financing and securities lending balance increased by 2.3% sequentially due to clients’ bottom fishing of Chinese technology stocks.”

“Equity market plunge led to a 19.5% quarter-over-quarter decline of total trading volume to HK$1.1 trillion. Hong Kong stock trading volume declined 28.3% to HK$303.6 billion amid deteriorating market sentiments across all sectors. U.S. stock trading volume was HK$752.0 billion, down 16.2% quarter-over-quarter. The decline was mainly due to lower trading turnover of technology names, partially offset by strong trading interests in leveraged and inverse ETFs.”

“Total client assets in wealth management reached HK$26.0 billion, representing a 46.7% growth year-over-year and 18.7% growth quarter-over-quarter. In Singapore, wealth management asset balance grew five-fold sequentially as we further expanded fund offerings and upgraded product features. We launched SmartSave in Singapore that allows our clients to automatically subscribe for and redeem SGD- and USD-denominated money market funds, whose returns have become increasingly attractive amid interest rate hikes. Client assets in private funds increased by 67% sequentially as we onboarded a cash management product that offers attractive yield and liquidity for professional investors. As of quarter end, 17% of our paying clients held wealth management positions, up from 15% in the previous quarter.”

“Our enterprise business had 301 IPO and IR clients as well as 572 ESOP clients as of quarter end, up 40.0% and 76.0% year-over-year. More than 50 companies adopted our ESOP services during the quarter, including Ganfeng Lithium and MicroPort.”

Third Quarter 2022 Financial Results

Revenues

Total revenues were HK$1,945.6 million (US$247.9 million), an increase of 12.4% from HK$1,731.1 million in the third quarter of 2021.

Brokerage commission and handling charge income was HK$957.8 million (US$122.0 million), an increase of 2.6% from the third quarter of 2021. The expansion of blended commission rate from 6.9bps to 8.8bps more than offset the year-over-year decrease in trading volume.

Interest income was HK$880.8 million (US$112.2 million), an increase of 39.4% from the third quarter of 2021. The increase was mainly driven by higher interest income from bank deposits amid rate hikes despite lower margin financing income and IPO financing interest income.

Other income was HK$107.0 million (US$13.6 million), a decrease of 35.5% from the third quarter of 2021. The decrease was primarily attributable to lower IPO financing service charge income, enterprise public relations service charge income and currency exchange service income.

Costs

Total costs were HK$218.1 million (US$27.8 million), a decrease of 18.4% from HK$267.2 million in the third quarter of 2021.

Brokerage commission and handling charge expenses were HK$82.6 million (US$10.5 million), a decrease of 34.2% from the third quarter of 2021. Brokerage commission expenses declined due to cost savings from our U.S. self-clearing business and lower trading volume.

Interest expenses were HK$44.7 million (US$5.7 million), a decrease of 39.8% from the third quarter of 2021. The decrease was due to lower margin financing interest expenses and lower expenses associated with our securities borrowing and lending business.

Processing and servicing costs were HK$90.8 million (US$11.6 million), an increase of 34.7% from the third quarter of 2021. The increase was primarily due to higher cloud service fees to support overseas market expansion.

Gross Profit

Total gross profit was HK$1,727.5 million (US$220.1 million), an increase of 18.0% from HK$1,463.8 million in the third quarter of 2021. Gross margin was 88.8%, as compared to 84.6% in the third quarter of 2021.

Operating Expenses

Total operating expenses were HK$761.2 million (US$97.0 million), a decrease of 0.3% from HK$763.8 million in the third quarter of 2021.

Research and development expenses were HK$313.4 million (US$39.9 million), an increase of 40.0% from the third quarter of 2021. This was primarily due to the increase in research and development headcount to build U.S. clearing capabilities and support new product offerings in existing and new markets.

Selling and marketing expenses were HK$235.5 million (US$30.0 million), a decrease of 41.6% from HK$403.1 million in the third quarter of 2021. The decrease was mainly due to fewer net new paying clients in the quarter.

General and administrative expenses were HK$212.3 million (US$27.0 million), an increase of 55.2% from the third quarter of 2021. The increase was primarily due to an increase in general and administrative personnel.

Net Income

Net income increased by 22.7% to HK$754.6 million (US$96.1 million) from HK$615.2 million in the third quarter of 2021. Net income margin for the third quarter of 2022 was 38.8%, compared with 35.5% in the year-ago quarter.

Non-GAAP adjusted net income increased by 24.8% to HK$806.1million (US$102.7 million) from the third quarter of 2021. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$5.37 (US$0.68), compared with HK$4.00 in the third quarter of 2021. Diluted net income per ADS was HK$5.30 (US$0.68), compared with HK$3.94 in the third quarter of 2021. Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Monday, November 21, 2022, at 7:30 AM U.S. Eastern Time (8:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link

https://register.vevent.com/register/BIca2bc9c5992e46bb83d642235c97c935.

It will automatically lead to the registration page of "Futu Holdings Ltd Third Quarter 2022 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering a fully digitalized brokerage and wealth management platform. The Company primarily serves the emerging affluent population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides investing services through its proprietary digital platforms, Futubull and moomoo, each a highly integrated application accessible through any mobile device, tablet or desktop. The Company's primary fee-generating services include trade execution – which allows its clients to trade securities, such as stocks, ETFs, warrants, options and futures across different markets – as well as margin financing and securities lending. Futu has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8498 to US$1.00, the noon buying rate in effect on September 30, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31	As of September 30
	2021	2022	2022
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	4,555,096	6,865,549	874,615
Cash held on behalf of clients	54,734,351	52,662,417	6,708,759
Restricted cash	2,065	1,870	238
Term deposit	-	5,450	694
Short-term investments	1,169,741	13,373	1,704
Securities purchased under agreements to resell	106,203	22,349	2,847
Loans and advances - current (net of allowance of HK$12,258 thousand and HK$25,913 thousand as of December 31, 2021 and September 30, 2022, respectively)	29,587,306	29,720,594	3,786,159
Receivables:
Clients	469,577	271,855	34,632
Brokers	7,893,927	5,068,471	645,682
Clearing organizations	1,961,121	1,601,026	203,958
Fund management companies and fund distributors	72,340	80,584	10,266
Interest	50,829	146,338	18,642
Prepaid assets	18,306	25,711	3,275
Other current assets	81,594	110,153	14,033
Total current assets	100,702,456	96,595,740	12,305,504

Operating lease right-of-use assets	243,859	200,030	25,482
Long-term investments	23,394	245,724	31,303
Loans and advances - non-current	-	37,013	4,715
Other non-current assets	568,805	943,140	120,147
Total non-current assets	836,058	1,425,907	181,647
Total assets	101,538,514	98,021,647	12,487,151

1

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31	As of September 30
	2021	2022	2022
	HK$	HK$	US$
LIABILITIES
Amounts due to related parties	87,459	53,602	6,828
Payables:
Clients	59,127,439	54,948,151	6,999,943
Brokers	7,599,233	12,231,738	1,558,223
Clearing organizations	393,782	2,050,313	261,193
Fund management companies and fund distributors	56,690	71,143	9,063
Interest	15,359	15,340	1,954
Borrowings	6,357,405	6,547,293	834,071
Securities sold under agreements to repurchase	4,467,861	-	-
Lease liabilities - current	96,860	105,536	13,444
Accrued expenses and other current liabilities	2,176,213	1,683,822	214,505
Total current liabilities	80,378,301	77,706,938	9,899,224

Lease liabilities - non-current	163,719	107,740	13,725
Other non-current liabilities	10,935	20,726	2,641
Total non-current liabilities	174,654	128,466	16,366
Total liabilities	80,552,955	77,835,404	9,915,590

SHAREHOLDERS’ EQUITY
Class A ordinary shares	58	63	8
Class B ordinary shares	38	33	4
Additional paid-in capital	17,935,752	18,091,374	2,304,692
Treasury Stock	(1,178,755)	(3,975,219)	(506,410)
Accumulated other comprehensive income/(loss)	75,994	(50,648)	(6,452)
Retained earnings	4,152,472	6,120,640	779,719
Total shareholders' equity	20,985,559	20,186,243	2,571,561
Total liabilities and shareholders' equity	101,538,514	98,021,647	12,487,151

2

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2021	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	HK$	HK$	US$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	933,412	957,804	122,016	3,056,091	2,959,050	376,959
Interest income	631,668	880,823	112,210	1,900,608	2,076,484	264,527
Other income	165,970	106,953	13,625	555,812	297,774	37,934
Total revenues	1,731,050	1,945,580	247,851	5,512,511	5,333,308	679,420
Costs
Brokerage commission and handling charge expenses	(125,460)	(82,574)	(10,519)	(484,462)	(265,795)	(33,860)
Interest expenses	(74,319)	(44,698)	(5,694)	(321,286)	(110,525)	(14,080)
Processing and servicing costs	(67,439)	(90,843)	(11,573)	(183,463)	(277,642)	(35,369)
Total costs	(267,218)	(218,115)	(27,786)	(989,211)	(653,962)	(83,309)
Total gross profit	1,463,832	1,727,465	220,065	4,523,300	4,679,346	596,111

Operating expenses
Research and development expenses	(223,905)	(313,439)	(39,930)	(534,692)	(887,613)	(113,075)
Selling and marketing expenses	(403,065)	(235,457)	(29,995)	(1,055,101)	(742,692)	(94,613)
General and administrative expenses	(136,782)	(212,270)	(27,041)	(311,147)	(600,802)	(76,537)
Total operating expenses	(763,752)	(761,166)	(96,966)	(1,900,940)	(2,231,107)	(284,225)

Others, net	9,902	(103,356)	(13,167)	(9,691)	(219,175)	(27,921)

Income before income tax expense and share of loss from equity method investment	709,982	862,943	109,932	2,612,669	2,229,064	283,965

Income tax expense	(94,771)	(104,374)	(13,296)	(301,268)	(247,572)	(31,539)
Share of loss from equity method investment	-	(3,926)	(500)	-	(13,324)	(1,697)

Net income	615,211	754,643	96,136	2,311,401	1,968,168	250,729

Net income attributable to ordinary shareholders of the Company	615,211	754,643	96,136	2,311,401	1,968,168	250,729

3

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2021	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	HK$	HK$	US$	HK$	HK$	US$
Net income per share attributable to ordinary shareholders of the Company
Basic	0.50	0.67	0.09	1.94	1.72	0.22
Diluted	0.49	0.66	0.08	1.91	1.70	0.22

Net income per ADS
Basic	4.00	5.37	0.68	15.50	13.72	1.75
Diluted	3.94	5.30	0.68	15.26	13.59	1.73

Weighted average number of ordinary shares used in computing net income per share
Basic	1,229,645,101	1,124,883,590	1,124,883,590	1,192,527,761	1,147,484,439	1,147,484,439
Diluted	1,247,110,187	1,138,110,884	1,138,110,884	1,212,191,974	1,158,401,576	1,158,401,576

Net income	615,211	754,643	96,136	2,311,401	1,968,168	250,729
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	21,130	(108,102)	(13,771)	24,084	(126,642)	(16,133)
Total comprehensive income	636,341	646,541	82,365	2,335,485	1,841,526	234,596

4

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2021	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	HK$	HK$	US$	HK$	HK$	US$
Net income	615,211	754,643	96,136	2,311,401	1,968,168	250,729
Add: Share-based compensation expenses	30,879	51,454	6,555	64,295	148,705	18,944
Adjusted net income	646,090	806,097	102,691	2,375,696	2,116,873	269,673

Non-GAAP to GAAP reconciling items have no income tax effect.

5